WilmerHale
Stuart M. Falber
+1 617 526 6663 (t)
+1 617 526 5000 (f)
stuart.falber@wilmerhale.com
May 5, 2010
By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3628
Washington, DC 20549
Attention: Mellissa Duru

Re:	Penwest Pharmaceuticals Co.
Preliminary Proxy Statement on Schedule 14A
Filed on April 23, 2010
Soliciting Materials filed on Schedule 14A
Filed on April 23, 2010
File No. 001-34267

Ladies and Gentlemen:
     On behalf of Penwest Pharmaceuticals Co. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement on Schedule 14A (File No. 001-34267) (the “Preliminary Proxy Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 23, 2010. The Company is filing this Amendment No. 1 in response to comments contained in the letter dated May 3, 2010 (the “Letter”) from Mellissa Duru of the Staff (the “Staff”) of the Commission to Jennifer L. Good, the Company’s President and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Preliminary Proxy Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1. For your convenience, the Company is also providing you supplementally with a copy of Amendment No. 1 marked to show the changes made to the Preliminary Proxy Statement.
     On behalf of the Company, we advise you as follows:
General
1.	Please revise to indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing     Berlin     Boston     Brussels     Frankfurt     London     Los Angeles     New York     Oxford     Palo Alto     Waltham     Washington

WilmerHale
Securities and Exchange Commission
May 5, 2010

Response:	The Company has revised the Preliminary Proxy Statement pursuant to the Staff’s comments by noting on the first page of each of the proxy card and proxy statement that such proxy card and proxy statement are preliminary copies.
“Who is soliciting proxies ...,” page 6
2.	It appears that you intend to solicit proxies by mail, telegraph, facsimile, email, messenger, press release, advertisement, web postings and personally. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:	The Company confirms that all written soliciting materials, including emails or scripts to be used in soliciting proxies, will be filed under the cover of Schedule 14A on the date of first use.
3.	Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

Response:	The Company hereby informs the Staff that the Company does not plan to solicit proxies via internet chat rooms. In the event that the Company does solicit proxies via internet chat rooms, the Company will comply with Rules 14a-6, 14a-9 and 14a-12 for all such online communications.
Certain Matters Relating to This Year’s Election, page 8
4.	You disclose the nominating and governance committee, among other things, compared the candidates proposed by the dissidents and concluded that it “would be in the best interest of the shareholders to ... nominate Dr. Bianchi, Mr. Freiman and Ms. Good for election ...” Please provide support for the conclusion of the committee by disclosing the attributes the committee compared and the basis for their conclusion that only the nominees proposed by the company would be in the best interest of shareholders if elected.

Response:	In reaching the conclusion that it would be in the best interests of shareholders to nominate Dr. Bianchi, Mr. Freiman and Ms. Good for election, the nominating and governance committee considered the following attributes of both the nominees proposed by the Company and the nominees proposed by the dissidents: (I) ability to represent the interests of all shareholders of the Company and (II) skills acquired through experience.

WilmerHale
Securities and Exchange Commission
May 5, 2010

I. With respect to a group of nominees’ ability to represent the interests of all shareholders, the nominating and governance committee considered the disclosure included in the joint letter to the Company from Tang Capital Partners, LP (“Tang Capital”) and Perceptive Life Sciences Master Fund Ltd. (“Perceptive”) dated February 5, 2010 (the “February 5 Letter”), in which Tang Capital and Perceptive notified the Company of their intention to nominate three designees for election to the board of directors of the Company at the Company’s 2010 annual meeting. The February 5 Letter included the following disclosure relevant to potentially representing the interests of all of the Company’s shareholders:

“While we strongly believe that the changes to the board of directors are in the best interest of all of the shareholders of the Company, the Shareholders [defined as Tang Capital and Perceptive] will benefit from the resulting improved corporate governance, a benefit that will be enjoyed by all shareholders. Additionally, the Shareholders may receive unique benefits if the Nominees [defined as Dr. Wong, Mr. Zarrabian and Mr. Lemkey] set forth herein are elected to the [board of directors of the Company]. Such unique benefit will, if realized, result from the fact that Mr. Lemkey, a Nominee, is the Chief Financial Officer of Tang Capital Management, LLC, the general partner of TCP, and each Nominee, including Mr. Lemkey, is likely to be more receptive to our suggestions than any of the members of the [board of directors of the Company] that are not affiliated with us.”

The nominating and governance committee felt that such statements indicated that the primary concern of Tang Capital and Perceptive in nominating Dr. Wong, Mr. Zarrabian and Mr. Lemkey would be to further the interests of Tang Capital and Perceptive, and not necessarily to represent the interests of all shareholders of the Company. As a result of the statements specifying the “unique benefits” that the elections of Dr. Wong, Mr. Zarrabian and Mr. Lemkey may bring to Tang Capital and Perceptive, the nominating and governance committee was skeptical of the ability of Dr. Wong, Mr. Zarrabian and Mr. Lemkey to represent the interests of all shareholders of the Company.

By contrast, the nominating and governance committee has not observed any potential conflict of interest of Dr. Bianchi, Mr. Freiman or Ms. Good in representing the interests of all shareholders of the Company; nor is the nominating and governance committee aware of any facts or circumstances that would lead it to believe that Dr. Bianchi, Mr. Freiman and Ms. Good would act other than in the interests of all shareholders.

WilmerHale
Securities and Exchange Commission
May 5, 2010

II. With respect to the skills acquired through experience of each group of nominees, the members of the nominating and governance committee were concerned by the fact that neither Dr. Wong nor Mr. Lemkey has any experience serving as a director of a public company. The nominating and governance committee was also troubled by the fact that Mr. Lemkey, at 29 years of age, has relatively little relevant work experience, and that Mr. Zarrabian has experience generally in the medical technology industry and not in the pharmaceutical or drug development industries.

By contrast, the nominating and governance committee noted favorably:
•	Mr. Freiman’s experience serving as a director of public companies, including the following: Calypte Biomedical Corporation, a developer of in vitro testing solutions, NeoPharm Inc., a biotechnology company, NovaBay Pharmaceuticals, Inc., a pharmaceutical company, and Otsuka America Pharmaceuticals Inc., a pharmaceutical company; Mr. Freiman’s strong commercial background as a veteran of the industry, serving as chairman and chief executive officer of both a major pharmaceutical and a biotechnology company, and bringing unique insights and understanding of the Company’s challenges, strategy and operations; Mr. Freiman’s tenure as the Company’s longest serving board member, providing board leadership for 13 years, in addition to leadership skills, consensus building skills and focus on corporate governance;

•	Dr. Bianchi’s substantial experience in the pharmaceutical industry and, in particular, his experience and expertise with respect to the development and commercialization of pharmaceuticals; and

•	Ms. Good’s strong financial background and experience in raising capital and in business development.

Each of these attributes of Dr. Bianchi and Ms. Good is described in detail in the Company’s response to Comment 5 below.

As a result of the nominating and governance committee’s assessment of the ability to represent the interests of all shareholders of the Company and skills acquired through experience of both the nominees proposed by the Company and the nominees proposed by the dissidents, the nominating and governance committee concluded that it would be in the best interest of the Company shareholders to nominate Dr. Bianchi, Mr. Freiman and Ms. Good for election to the board of directors of the Company at the 2010 annual meeting.

WilmerHale
Securities and Exchange Commission
May 5, 2010

5.	Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplements basis. Provide us with support for the statements you make with respect to the following:
•	“Dr. Bianchi has substantial experience in the pharmaceutical industry and, in particular, experience and expertise with respect to the development and commercialization of pharmaceuticals...” (emphasis added);

Response:	Dr. Bianchi has experience and expertise in the development and commercialization of pharmaceuticals in the following positions:
•	As Executive Vice President at Millennium Pharmaceuticals, a wholly-owned subsidiary of Takeda Pharmaceuticals, Dr. Bianchi serves as the head of the commercial group. In this position, Dr. Bianchi’s responsibilities include sales, marketing, new products and supply chain management, and he has been responsible for the following: (i) developing and implementing turnaround plans for VELCADE, a protease inhibitor for treatment of patients with multiple myeloma, key components of which included a co-promotion agreement, phase IV clinical trials and multiple levels of investment; (ii) conceiving and managing a U.S. co-promotion agreement with Ortho-Biotech (now Centocor Ortho Biotech, Inc., a biotechnology company that is a subsidiary of Johnson & Johnson); and (iii) acting as the lead commercial representative for the pipeline review committee, business development review committee and partnership joint steering committee at Millennium Pharmaceuticals.

•	As Vice President, Head of Oncology Business Unit at Sanofi, which is now Sanofi-Aventis, an international pharmaceutical company, Dr. Bianchi launched Eloxatin, a chemotherapy medication used to treat stage III colon cancer or advanced colorectal cancer, in first line and adjuvant colorectal cancer.

•	As Vice President, Head of U.S. Internal Medicine Business Unit at Sanofi, Dr. Bianchi was responsible for the commercial operations of seven brands in five therapeutic areas and managed several sales forces and brand teams.
•	“[Dr. Bianchi] provides ... extensive contacts for the Company in its business development affairs ...”; and

WilmerHale
Securities and Exchange Commission
May 5, 2010

Response:	Dr. Bianchi has provided the Company with valuable contacts in the Company’s business development affairs during the past year, including the following:
•	Through Dr. Bianchi’s relationship with the President and Chief Executive Officer of one pharmaceutical company, the Company identified the appropriate contacts to discuss the licensing of A0001 with at that company.

•	Through Dr. Bianchi’s relationship with the Chairman of the Board of Directors of another pharmaceutical company, Dr. Bianchi discussed a possible strategic transaction with that pharmaceutical company, which provided the Company’s Chief Executive Officer with the opportunity to have a follow-up meeting regarding the same.
•	“Ms. Good also has a strong financial background and experience in raising capital and in business development ...”

Response:	In addition to being a Certified Public Accountant, Ms. Good’s strong financial background is based on her years of experience in accounting and finance, including in the following positions:
•	Chief Financial Officer of the Company from February 1997 to November 2005;

•	Corporate Controller for the Company’s former parent company from 1993 to 1997; and

•	Various positions at Ernst & Young LLP from 1987 to 1993, including Audit Manager at the time of her departure.

As Chief Executive Officer and/or Chief Financial Officer of the Company, Ms. Good led the Company’s efforts in each of the following transactions which raised significant capital for the Company:
•	$30 million private placement of the Company’s common stock in July 2001;

•	$49.3 million private placement of the Company’s common stock in August 2003;

•	$32.8 million private placement of the Company’s common stock in December 2004;

WilmerHale
Securities and Exchange Commission
May 5, 2010

•	$24.0 million senior secured credit facility entered into in March 2007 with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., which was acquired by GE Capital in February 2008, and is now known as GE Business Financial Services; and

•	$23.1 million private placement of the Company’s common stock and warrants to purchase the Company’s common stock in March 2008.

With respect to her experience in business development, Ms. Good has been instrumental in leading the Company in the following transactions:
•	collaboration with Endo Pharmaceuticals Holdings Inc., or Endo, entered into in April 2002, pursuant to which Endo is responsible for marketing and selling Opana ER, a drug that the Company developed with Endo, and paying the Company royalties based on such sales;

•	sale of the Company’s excipient business in February 2003, resulting in approximately $35 million of net cash proceeds to the Company available after closing;

•	collaboration and license agreement with Edison Pharmaceuticals, Inc., or Edison, entered into in July 2007, pursuant to which the Company has the exclusive, worldwide rights to develop and commercialize A0001, Edison’s lead drug candidate, and one additional compound, which was selected in September 2009;

•	drug delivery technology collaborations with Otsuka Pharmaceuticals Co., the fourth and most recent of which was finalized in January 2010; and

•	drug development and commercialization agreement with Alvogen, Inc., entered into in April 2010, under which the Company and Alvogen, Inc. will identify and select up to five compounds for generic development and may use the Company’s TIMERx drug delivery technology in each selected compound.

WilmerHale
Securities and Exchange Commission
May 5, 2010

Soliciting Materials filed on April 23, 2010
6.	Please refer to our prior comment. Please provide further support for the assertion that the Company has experienced growth in its drug delivery business.

Response:	The Company notes the following with respect to the Company’s drug delivery business from 2007 through 2009:
•	revenue increased by 131% from 2008 to 2009;

•	revenue increased by 920% from 2007 to 2009;

•	revenue levels increased from $596,000 in the first half of 2009 to $1,812,000 in the second half of 2009; and

•	the number of drug delivery technology collaborations in effect has steadily increased from 2007 through 2009.

In addition, growth in revenue under these agreements directly correlates with the related development activity under these agreements.
7.	We note disclosure regarding the goals of the Company, inclusive of the goal of forging strategic relationships and business partnerships. Reference is also made to the disruption the dissidents’ proxy contest will have on the ability of the Company to enter into new relationship. In future filings, please clarify the existence of any plans to form such new relationships, if any, and the form of new relationships or partnerships being planned by the Board (i.e. is the Board pursuing acquisition and/or other extraordinary transactions?)

Response:	The Company confirms that in future filings it will clarify the existence of any plans to forge strategic relationships and business partnerships, and that it will clarify the form of any new relationships or partnerships being planned by the Board.

WilmerHale
Securities and Exchange Commission
May 5, 2010

For the benefit of the Staff, the Company notes that the Company is currently a party to a number of collaborations involving the use of the Company’s proprietary extended release drug delivery technologies as well as its formulation development expertise, and that the Company continues to work with Endo Pharmaceuticals Inc. to seek collaborations to develop and commercialize Opana ER in territories outside the United States, as described in the Company’s annual report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”). In addition, the Company is currently a party to four drug delivery technology collaborations with Otsuka Pharmaceuticals Co., as described in the 2009 10-K, and one with Alvogen, Inc., and the Company continues to seek to grow its drug delivery business both by completing formulation work on compounds it has under development for its collaborators and by seeking to sign additional collaboration agreements.

However, the Company has been engaged in a proxy contest for the majority of the time since January 2009; as a result, during such time collaboration opportunities have been difficult to forge as potential counter-parties have repeatedly raised concerns as to the potential for a change in control of the Company during the course of any such collaboration. Many potential counter-parties have noted their concern to management of the Company of the potential for a change in control of the Company and the stated desire of the dissident shareholders to take prompt action to wind down substantially all of the Company’s operations. Potential counter-parties have also noted their concern that if control of the Company should change during the course of a collaboration, the members of the executive management team at the Company who were responsible for the collaboration could be replaced.
8.	In future filings, please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation. In this regard, we note on page 3, statements that the dissidents intend to take “full control” of the Company and are engaging in the proxy contest to avoid “paying a control premium ...” Similarly, we note the statement that election of the dissident slate “will reward their disregard for the interests of all shareholders ...”

Response:	The Company acknowledges that in future filings it will avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation.
* * *

WilmerHale
Securities and Exchange Commission
May 5, 2010

     The Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter.

Very truly yours,

/s/ Stuart Falber

Stuart Falber

Enclosures

cc:	Jennifer L. Good